                                                             Exhibit 99.(A)(10)

[BELL INDUSTRIES LETTERHEAD]


Contacts:   Gordon Graham             President and Operating Officer

            Tracy A. Edwards          Vice President and Chief Financial Officer
            Bell Industries, Inc.
            (310) 826-2355
            http://www.bellind.com

            Melvyn S. Rifkind
            (818) 783-8323

               BELL INDUSTRIES ANNOUNCES FEDERAL TRADE COMMISSION
              CLEARANCE FOR ITS ACQUISITION OF MILGRAY ELECTRONICS

                                        FOR IMMEDIATE RELEASE

Los Angeles, California - December 16, 1996 -- Bell Industries, Inc. (NYSE:PSE:BI) reported today that its proposed $100 million acquisition of Milgray Electronics, Inc., has cleared the antitrust review of the Federal Trade Commission. Bell had announced on November 27, 1996 its plan to acquire Milgray Electronics in a two-step transaction. Bell has initiated a cash tender offer for all of Milgray Electronics' shares at a price of $14.77 per share. The tender offer is scheduled to expire on January 7, 1997 and is conditioned upon certain customary conditions, including the tender of at least 66 2/3% of Milgray's outstanding shares. Pursuant to a tender agreement, Milgray's majority shareholder, who beneficially owns approximately 55% of Milgray's common stock, has tendered all of such shares. The tender offer will be followed by a second-step cash merger at the same price.

Bell Industries distributes products for the electronics, computer, graphics and other industrial markets. Milgray Electronics distributes electronic components and computer products for the industrial market.

                                      ####